Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

December 10, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Christian N. Windsor

Re:	Refco Group Ltd., LLC/ Refco Finance Inc.
Registration Statement on Form S-4
File No. 333-119701

Ladies and Gentlemen:

On behalf of our clients, Refco Group Ltd., LLC and Refco Finance Inc. (collectively, the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”) of the Company (File No. 333-119701, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter of November 10, 2004. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General comments on your filing

1.                                      Currently, your prospectus is written from the perspective of someone who is already familiar with the transaction and the entities involved. For example, throughout your prospectus, you make repeated references to “certain assumptions,” “certain other parties,” “certain equity or income deposit securities offerings” and “certain of our current and future subsidiaries” on the cover page, and also pages 3, 10, 11, 14, 15, 16, 22, 24-26, 39, 41, 44, 45, 49, 59-64, 67, 70, 76, 79, 83, 85, 88 and the description of notes sections. To the extent feasible, please revise to replace the term “certain” with a brief description of what makes the information qualify as certain. Refer to rule 421(b) of Regulation C.

The Company has complied with the Staff’s comment and has revised or replaced the referenced statements to the extent feasible with more descriptive disclosure.

2.                                      Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, as extended.

The Company has complied with the Staff’s comment and revised its disclosure to indicate the latest date on which the exchange offer will expire, which will be no later than forty (40) days after the date it is commenced. See page 7.

3.                                      Please advise the Staff how excluding the regulated and foreign subsidiaries is consistent with the general guarantee that you provide for the notes.

The Company has disclosed that the notes are guaranteed by specified subsidiaries (listed on page 153). Consequently, the Company would not characterize the notes as being generally guaranteed by all the Company’s subsidiaries. We would note to the Staff that in a number of places throughout the prospectus, the Company has made it clear that the notes are not being guaranteed by regulated subsidiaries or foreign subsidiaries. Please see pages 11 and 103.

4.                                      The Staff notes that you are registering the new notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:

(1)                                 stating that the issuer is registering the exchange offer in reliance upon these letters, and

(2)                                 including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

We may comment further upon reviewing your response.

The supplemental letter regarding the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters is being provided with this letter.

5.                                      Please revise to include an updated consent from your independent accountant in the pre-effective amendment.

The Company has complied with the Staff’s comment by including an updated consent from its independent public accountant.

6.                                      Please revise to update your financial statements to comply with Rule 3-12 of Regulation S-X.

The Company has complied with the Staff’s comment and included its interim financial statements for the six months ended August 31, 2004.

Cover Page

7.                                      Please provide just a brief description of the co-issuer entities on the cover page (i.e., Refco Finance is a subsidiary of its co-issuer Refco Group, and also the guarantor of the notes).

The Company has complied with the Staff’s comment by providing a brief description of the co-issuer entities on the cover page. Please be advised that Refco Finance Inc. is a co-issuer of the notes and not a guarantor.

8.                                      Please disclose that the notes will be exchanged in integral multiples of $1,000.

The Company has complied with the Staff’s comment by disclosing that the Notes will be exchangeable only in integral multiples of $1,000 principal amount. See the cover page.

9.                                      Confirm that the offer will be open for at least a full twenty business days in compliance with rule 14e-1(a). See Q & A # 8 in SEC Release No. 34-16623 (March 5, 1980).

The Company confirms that the exchange offer will be open for at least twenty full business days. Please note that the Company has revised the prospectus to provide that the exchange offer will initially be scheduled to expire at 5:00 p.m. on the day after the 20th business day.

10.                               Please revise the last paragraph to clarify that broker-dealers may participate if they acquired the old notes for their own accounts through trading or market-making. Please refer to Shearman & Sterling, SEC No-Action letter (available July 2, 1993). Also, please remove the third sentence, or revise it to clarify that the participation does not affect whether or not the broker-dealer is, in fact, an underwriter and the disclosure does not appear to be consistent with the issuers disclosure obligations under Shearman & Sterling. Finally, please clarify that broker-dealers who purchased their notes from Refco may not participate or provide us with your analysis as to how a broker-dealer’s participation in the exchange is permissible. Make similar changes to the disclosure regarding broker-dealer participation in the remainder of the registration statement.

The Company has complied with the Staff’s comment by revising the referenced language to clarify that broker-dealers may participate if they acquired the old notes for their own account through trading or market-making. Please be advised that the Company has not removed the third sentence because it is consistent with the language in paragraph (3)(ii) of the Shearman & Sterling, SEC No-Action Letter (Available July 2, 1993). With respect to the Staff’s comment that the Company “clarify that broker-dealers who purchased their notes from Refco may not participate,” the Company refers the Staff to the first sentence of the referenced paragraph which states that “ . . . no broker-dealers that acquired old notes directly from us . . . may participate in the exchange offer.”   See cover page.

Summary—Page 1

11.                               Please remove the preamble paragraph, in particular all the text following the opening two sentences. The use of shortened names should be clear for the context. Technical terms should be explained fully where first used.

The Company has complied with the Staff’s comment by deleting the text after the first two sentences of the preamble. See page 1. In addition, technical terms have been described where first used.

12.                               The summary and the risk factors sections should not contain defined terms or other industry jargon. Please revise your discussion of your business environment to better explain the terms that you use, including OTD, FICC, IDB and LCH. Please also avoid using defined terms in the forepart of the registration statement.

The Company has complied with the Staff’s comment by deleting defined terms or other industry jargon in the relevant sections and better explaining industry terms where first used. In addition, the Company has streamlined its industry disclosure in the Summary. See, e.g. pages 1, 2 and 3.

13.                               Since it does not appear that the notes are senior to any other debt of Refco, revise your description of the notes in the summary to clarify this point.

The Company has complied with the Staff’s comment by indicating that the notes are not senior to any of its existing debt. See page 11.

14.                               We are not able to find a summary of the issuance of the old notes, please provide such a summary and identify the initial purchasers of the old notes. We note your disclosure that the initial purchasers have indicated that they will make a market in the notes after the offer.

The Company has complied with the Staff’s comment by providing a summary of the issuance of notes and identifying the initial purchasers. See page 6.

Our Company — page 1

15.                               Remove the imbedded list from the third paragraph. Consider using bullets or numbering so that the text is presented in a clear manner.

The Company has complied with the Staff’s comment by removing the imbedded list from the third paragraph and using bullets so the text is presented in a clear manner. See page 1.

Recent Transactions —page 3

16.                               Revise this section, or another portion of the summary, to fully explain the resulting ownership structure of Refco and the two issuers place within that structure.

The Company has complied with the Staff’s comment by explaining the Company’s ownership structure and by inserting a chart reflecting the resulting ownership structure and the two issuers place within that structure. See pages 4 and 5.

17.                               Please clarify, both here, in the section beginning on page 91 and any other appropriate place in the prospectus, to clarify whether Refco Group Holdings Inc. retains any connection to either of the issuers.

The Company’s ownership structure chart that it inserted on page 5 makes clear that Refco Group Holdings, Inc. owns 43% of the Company’s equity interests. Please also see footnote (2) to the beneficial ownership table on page 95 and paragraph 3 of page 96.

Our Equity Sponsor — Page 3

18.                               We note your discussion of Thomas H. Lee Partner’s investment priorities. Please revise your discussion of the types of companies that Lee Partners invests in to remove the discussion of “proven brand names, well defined business plans, which include opportunities for growth and expansion.” To the extent that you choose to retain this language, please note not only the top performing investments by Lee Partners, but also some of its less well-received investments.

The Company has deleted the discussion of Thomas H. Lee Partners referenced by the Staff.

Risk Factors — Page 12

19.                               Remove the third, fourth and fifth sentences from the preamble. The risk factors section should discuss all material risks. The fact that there may be other risks that either management is not aware of or has not deemed material that may prove to have a material effect later is itself a risk that all companies face. Therefore, please revise the preamble and review the risk factors section to clarify that the section contains all risks that management has deemed are material to an investment in your securities.

The Company has complied with the Staff’s comment by revising the relevant disclosures to eliminate the specified language and to state that the risks presented are all the risks management deems material to an investment in the notes. See page 13.

20.                               Delete the phrases “we cannot assure,” “we cannot be certain” and “we can give no assurance” from this section. Instead, state the risks plainly.

The Company has complied with the Staff’s comment by revising the relevant disclosures to eliminate the specified language and state the risk involved plainly. See pages 13 to 30.

To service our indebtedness, we will require a significant amount of cash... — Page 13

21.                               Revise this risk factor to specifically discuss the reasons that management believes may cause your cash flows to decline, hindering your ability to meet debt payments.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 14.

We depend almost entirely on the cash flow from our subsidiaries... — Page 13

22.                               Revise this risk factor to note the amount of assets held by your subsidiaries that are not restricted. Also, please note the amount of cash flow that would have been available to Refco to pay interest as of the most recent stub period.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 14.

Regulatory and legal restrictions may prohibit... — page 14

23.                               Revise this risk factor to note the capital held by your subsidiaries above the $125.8 million capital requirement.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 15.

Changes in domestic ... market factors that affect trading volumes... — Page 19

24.                               Revise this risk factor to include an example of an event that significantly changed trading volumes, and the resulting changes in volume and your revenues.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 20.

Our business could be adversely affected if we are unable to retain... — Page 20

25.                               All risk factors should present risks that uniquely affect the company, and refrain from discussing general or generic risks. The business prospects of virtually any company would suffer if their existing customers defected. Consequently, please revise this risk factor to clarify reasons that management believes that customer defection is a material risk.

While the Company understands the Staff’s view that virtually any company would suffer if its customers defected, given the volume-oriented business model employed by the Company, the highly competitive nature of the Company’s industry and the fact that there are relatively few limitations on the ability of the customers of the Company to defect, the Company believes that it is important to highlight that the loss of customers or the failure to attract customers could have a negative impact on the Company. The Company has added disclosures to highlight the fact that its customers may easily switch providers or reduce their trading activity. See page 21.

Our business operations could be significantly interrupted... — page 20

26.                               Revise this risk factor to clarify whether you have any non-compete clauses in your agreements with your key employees. Also, please note whether any indenture or contract to which you are a party requires the continued service of any key employee.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 21.

Our operations expose us to significant credit risk - Page 21

27.                               Revise this risk factor to note the amount of any credit losses due to customer defaults.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 22.

Our networks and those of our third-party service providers may be vulnerable — page 23

28.                               Revise this risk factor’s heading to clarify why this is a risk to the investor.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 26.

The exchange offer — page 28

Expiration; amendments — page 29

29.                               You reserve the right to “delay accepting any old notes.” We also note your statement that you may delay acceptance of any outstanding notes by giving oral or written notice of such delay or termination to the exchange agent. Clarify in what circumstances you will delay acceptance. For example, if you are only referring to the right to delay acceptance due to an extension of the exchange offer, so state.

The Company has revised its disclosure to provide that it will extend the exchange offer if it delays acceptance of the old notes. See page 34.

30.                               We note your disclosure reserving the right to amend the exchange offer. Revise to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986). Also revise to indicate the period of time you are required to extend in the event there is a change in price or a change in the percentage of existing notes sought. See Rule 14e-1(b).

The Company has complied with the Staff’s comment regarding keeping the exchange offer open for at least five business days following a material change or waiver of a material condition by adding the requested disclosure. See page 34. Given the offer being made is an exchange offer for securities with substantially the same terms and for any and all old notes outstanding, disclosure with respect to a change in price and percentage of notes being sought is not appropriate. The Company therefore respectfully declines to make further changes in that regard.

31.                               Revise the last sentence of this paragraph to indicate that a material change to the offering may require recirculation of an amended prospectus.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 34.

32.                               Revise the disclosure at the top of page 30 to clarify that you may only delay, terminate or amend the exchange offer if any of the conditions occur before the prior to the expiration of the offer.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 34.

Procedures applicable to all holders — Page 31

33.                               Please advise the Staff why you believe that crediting of non-exchanged old notes held in book entry form “as promptly as practicable” is appropriate. Similarly, we note that the exchange agent will return the notes that are not properly tendered “as soon as practicable.” Please revise both of these statements to conform to your duty to return the securities promptly. Please consult Exchange Act Rule 14e-1(c).

The Company has revised the referenced disclosure to provide that crediting of non-exchanged old notes held in book-entry form will occur “promptly” after the time of expiration or termination of the exchange offer. See pages 36 and 37.

Conditions, Page 34

34.                               The disclosure in the paragraph following the numbered conditions to the exchange offer states that if you waive a condition, you “may be required” in order to comply with applicable securities laws to extend the time of expiration of the exchange offer. On a supplemental basis, please confirm your understanding that the waiver of a material condition will constitute a material change, and that you will be required to extend the offer so that at least five days remain in the offer after notice of such waiver.

The Company confirms its understanding that if it waives a material condition to the exchange offer, it will be required to keep the exchange offer open for at least five business days after notice of such waiver is given.

Unaudited pro forma consolidated financial statements—page 38

35.                               Please revise your introductory paragraphs on page 38 to more clearly describe each component of the transaction to which the pro forma information gives effect. Include sufficient detail to provide the reader with an understanding of the transactions and the counterparties involved, as well as enabling them to recalculate the effects on your historical financial statements. We cite the following as examples, which are not meant to be inclusive:

•	clarify to whom the cash payment of $508.5 million by THL Refco acquisition partners was made and how it is reflected in the pro forma financial statements.

•

disclose the terms of the transfer and distribution of asset management business. Clearly explain how it will be reflected in future financial statements and describe your ongoing operational relationship with that business,

•	clarify what you mean when you say that your CEO made a rollover equity investment through his continuing ownership in Refco Group Holdings.

The Company has complied with the Staff’s comment by adding the requested disclosure. See pages 42 and 43. The Company supplementally advises the Staff as follows:

The distribution of the Forstmann-Leff International Associates, LLC, which comprised substantially all of the Asset Management business of the Group, to Refco Group Holdings, Inc., is reported as a discontinued operation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Following the distribution of Forstmann-Leff International Associates, LLC in connection with the Transactions described at page 4, the Company is organized into two operating business segments, Derivatives Brokerage & Clearing and Prime Brokerage/Capital Markets, and has one non-operating business segment, Corporate & Other.

The retained component from the Company’s Asset Management business, Refco Alternative Investments, has become part of the Company’s Derivatives Brokerage & Clearing business.

Refco Alternative Investments has an existing arms-length distribution agreement with Tilney Holdings, a subsidiary of Forstmann-Leff International Associates, LLC, whereby Refco Alternative Investments receives an advisory fee from Tilney Holdings for certain of Tilney Holdings’ hedge fund products which are sold through its distribution platform. The advisory fee is based on the volume of the product sold through its distribution platform and for as long as they are managed by Tilney Holdings. However, this arrangement does not have significant impact on the operations of Refco Alternative Investments. The Company did not receive any fees from Tilney Holdings for the year ended February 28, 2003. The total fees received from Tilney Holdings were approximately $19,000 and $32,000 or less than 1.0% of the Refco Alternative Investment’s total revenue for the six months ended August 31, 2004 and year ended February 29, 2004, respectively. The Company does not expect that the revenue generated from Tilney Holdings going forward will be significant to Refco Alternative Investments’ overall operations or material to the Company. There is no other ongoing operational relationship between these two entities other than the distribution agreement discussed above.

36.                               Please revise to make all your adjustments self-balancing or to provide sufficient detail to allow the reader to identify the offset to each adjustment.

The Staff’s comments have been noted. As the transaction was consummated on August 5, 2004 and is accounted for in the Company’s interim financial statements as of August 31, 2004 as included in the Registration Statement, the unaudited pro forma balance sheet as of May 31, 2004 has not been included in the Registration Statement and is supplementally provided herewith including the Company’s responsive changes. See Exhibit A. The Acquisition and

Related Financing column has been expanded in the pro forma consolidated balance sheet to provide sufficient detail to allow the reader to identify the offset to each adjustment.

37.                               Please revise your footnotes to make it clear how the effects of the first three bullets on page 38 are reflected on your pro forma balance sheet.

The Company has complied with the Staff’s comment and responsive changes have been made to Note (b) of the unaudited pro forma consolidated balance sheet supplementally provided.

38.                               Revise note (a) to more clearly describe the events to which you are giving effect in that column. Explain why the amounts involved, as presented on pages 40, 42 and 43, differ from the amounts identified as your asset management operating segment in your segment footnote on page F-41. Tell us why you believe such differences are appropriate.

The Company has complied with the Staff’s comment and responsive changes have been made to Note (a) of the unaudited pro forma consolidated balance sheet, supplementally provided. The Asset Management Distribution column on pages 44 and 45 (formerly 40, 42 and 43) is different from the Asset Management Business in the segment footnote (formerly on page F-41) because the Asset Management Distribution does not include all of the asset groups from the Company’s Asset Management Business. Specifically, the Asset Management Distribution does not include the Refco Alternative Investments asset group which was retained by the Company and subsequently became part of its Derivatives Brokerage & Clearing business.

39.                               Tell us how you considered the application of discontinued operations treatment for the distribution of your asset management operating segment. Refer to paragraphs 41-44 of SFAS 144.

The Company supplementally advises the Staff as follows:

The Company’s reporting for the distribution of its Asset Management business follows the guidance provided in SFAS 144, paragraphs 41-44, which requires a component of an entity that can be clearly distinguished operationally and for financial reporting purposes from the rest of the entity to be reported as a discontinued operation if both of the following conditions are met:

a)              the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and,

b)             the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction

The Company has considered the following facts and analysis with respect to the application of discontinued operations reporting:

The Company’s Asset Management business operates on a separate legal entity basis. Forstmann-Leff International Associates, LLC operates independently from Refco Alternative Investments with separate management teams and accounting systems. Each entity is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, and meets the definition of “Asset Grouping” as stated under paragraph 4 of SFAS 144, and should be considered as a component of the Group in accordance with the application of the discontinued operation reporting under paragraph 41 of SFAS 144.

Furthermore, Forstmann-Leff International Associates, LLC and Refco Alternative Investments operate under two distinctly different business models. Forstmann-Leff operates as a more traditional asset management business, with in-house funds and asset managers and targets primarily institutional and retail investors. Refco Alternative Investments focuses on building a worldwide distribution platform and serves primarily as an investment advisor rather than an asset manager and targets investment brokers and private banks. The products offered through its distribution channels consist of futures index funds, hedge funds, foreign exchange products and structured notes. Thus, the Company does not expect continuing cash flows to result from the migration of customers from Forstmann-Leff to Refco Alternative Investments following this transaction.

Due to the independent nature of the operations and distinct business models between Forstmann-Leff International Associates, LLC and Refco Alternative Investments as discussed above, the operations and cash flows of Forstmann-Leff International Associates, LLC, have been eliminated from the ongoing operations of the Company as result of the distribution transaction.

Moreover, as discussed in the Company’s response to comment 35, Refco Alternative Investments has an existing arms-length distribution agreement with Tilney Holdings, a subsidiary of Forstmann-Leff International Associates, LLC, where Refco Alternative Investments receives an advisory fee from Tilney Holdings for certain of its hedge fund products which are sold through Refco Alternative Investments’ distribution platform. However, this arrangement does not have significant impact on the operation of Refco Alternative Investments. The total revenue generated from Tilney Holdings was $19,276, $31,958 and $0 for the six months ended August 31, 2003, year ended February 29, 2004 and February 28, 2003, respectively, or less than 1% of the Refco Alternative Investments’ total revenue. The Company does not expect the revenue generated from Tilney Holdings will be significant to Refco Alternative Investments’ overall operations going forward. As Refco Alternative Investments continues to grow, the revenue generated from Tilney Holdings will continue to decrease as a percentage of Refco Alternative Investments’ total revenue. This arrangement does not and will not result in New Refco having the ability to significantly influence the operating and/or financial policies of Forstmann-Leff International Associates, LLC after the transactions.

The Company’s CEO, Mr. Bennett, owns approximately 43% of New Refco and retained 100% ownership in Forstmann-Leff International Associates, LLC. However, New Refco is controlled by THL Refco Acquisition Partners, its affiliates and co-investors with a controlling interest of approximately 57%, and New Refco does not have any equity interest in the distributed asset management business and will not have any continuing involvement with its business operation and financial policies.

Based on its analysis and the above facts, the Company has determined that the distribution of Forstmann-Leff International Associates, LLC, a component of its business, met the criteria of paragraphs 41-44 of SFAS 144 for the reporting of discontinued operations.

40.                               Please revise Note (b)(i) to clearly describe how the deemed dividend of $369.7 million reconciles to the rollover equity investment of $383.6 million as disclosed on page 38. In addition, explain how you determined the amount of carryover basis and how it was accounted for.

The Company has noted the Staff’s comment and further clarifies that the deemed dividend of $369.7 million represents a dividend distribution by the Company to the selling shareholders in excess of the predecessor’s basis. In addition, the Company notes that the rollover equity investment of $383.6 million is Phillip Bennett’s equity investment in New Refco through his continuing ownership interest in Refco Group Holdings, Inc. This is calculated as 42.9% of the total common capital of New Refco of $894 million. Responsive changes have also been made to Note (b) of the unaudited pro forma consolidated balance sheet supplementally provided to disclose the calculation of the pro forma equity as of May 31, 2004.

41.                               Please revise Note (b)(ii) to clearly describe each of the components that contributed to the $557.4 million increase in equity. Consider presenting the information in a tabular form and key in a detailed explanation to explain how each adjustment amount was determined.

The Staff’s comments have been noted. The Company has expanded the presentation of the adjustments columns in the unaudited pro forma consolidated balance sheet as of May 31, 2004 to present the Acquisition and Related Financing adjustments separately, which allows for the identification of the entries making up the $557.4 million equity. This equity also represents the difference between the Company’s historical equity after the Asset Management and Cash Distributions, the Company’s pro forma equity and the deemed dividend which is accounted for as a debit to the Company’s members’ equity. Pro forma equity as of May 31, 2004 has been calculated and responsively addressed in Note (b) of the unaudited pro forma consolidated balance sheet supplementally provided.

42.                               Please revise Notes (c) and (e) to clearly explain how you calculated the partial step-ups in basis of the respective assets. In addition, quantify and describe how you determined the fair value of such assets.

The Company has complied with the Staff’s comment and responsive changes have been made to Notes (c) and (e) of the unaudited pro forma consolidated balance sheet supplementally provided.

43.                               Please revise Note (d) to explain how the amount of the goodwill adjustment of $579.6 million was determined.

The Staff’s comments have been noted. The Company has expanded the presentation of the adjustments columns in the unaudited pro forma consolidated balance sheet as of May 31, 2004, disclosing the different components of the $729.3 million pro forma goodwill. The $579.6 million goodwill adjustment has been reconciled in Note (d) of the unaudited pro forma consolidated balance sheet supplementally provided.

44.                               Please revise to more clearly explain how you calculated the amount of adjustment (h) to deferred taxes of $23.4 million.

Responsive changes have been made to Note (h) of the unaudited pro forma consolidated balance sheet supplementally provided.

Notes to unaudited pro forma consolidated statements of operations — Page 44

45.                               Please revise to disclose more clearly how you calculated the interest expense and amortization expense for the periods presented. Disclose the amortization periods assumed.

The Company has complied with the Staff’s comment and responsive changes have been made to Notes (b) and (d) of the unaudited pro forma consolidated statements of operations. See page 46.

Notes to unaudited pro forma consolidated financial statements — page 45

46.                               Consider providing your purchase price allocation in a tabular format that shows how the amounts allocated to the acquired assets and liabilities were determined (i.e., net predecessor basis x percent of New Refco’s investment in you valued at predecessor basis) + (fair value x percent of New Refco’s investment in you valued at fair value). In addition, explain how the fair values of these assets and liabilities were determined.

The Staff’s comments have been noted. The book values of the Company’s assets and liabilities, other than memberships in exchanges, customer relationships, trade names and technology, are deemed to approximate fair value. The determination of the amounts allocated to these assets with differing book and fair values and the method of determining these fair values have been addressed in Notes (c) and (e) of the unaudited pro forma consolidated balance sheet supplementally provided.

Selected Historical Consolidated Financial Data Page 46

47.                               Please address the following regarding your presentation of “EBITDA” on pages 48-49:

•                  you indicate in note (2) that you are depicting EBITDA as a performance measure. Please tell us in detail how you considered the guidance of question 8 of the Frequently Asked Questions regarding the use of non-GAAP financial measures available on our website regarding your presentation. Such guidance indicates that it would be difficult for management to support its usefulness and absent such support, the measure would be prohibited by item 10(e)(1). Tell us in detail and briefly disclose why you believe you overcome the burden of supporting its usefulness. If you are unable to support its usefulness, please delete all references to this measure.

•                  be advised your current disclosures regarding the use of this measure in your industry are not persuasive. Instead, please provide substantive reasons. Such reasons should specifically address why you would believe eliminating interest expense and taxes from your earnings would aid an investor in making a decision regarding your ability to meet your debt payments.

•                  revise your disclosures regarding management’s use of the measure for “other discretionary purposes” to more clearly identify these purposes and why it is better for such purposes than the appropriate GAAP performance measures.

•                  tell us how you considered the guidance of questions 14 and 15 of the Frequently Asked Questions regarding the use of non-GAAP financial measures.

As implied by the Staff’s comment (and as indicated in question 8 to the non-GAAP FAQ), the presentation of EBITDA (i..e. a non-GAAP measure) as a performance measure is not precluded by Item 10(e)(1) so long as management demonstrates its usefulness as such a measure. In this regard, the Company would advise the Staff that it uses EBITDA both adjusted and unadjusted for various internal purposes, including:

•       for measuring the performance of its business segments against financial targets set for those segments;

•       measuring the bonus compensation of management;

•       determining when equity units of its parent vest;

•       compliance with debt covenants;

•       making impairment determinations; and

•       evaluating potential positions.

For many of these purposes, the Company uses EBITDA rather than net income because the latter includes items such as long-term debt interest, taxes and depreciation that do not reflect the Company’s operating performance but rather the financing of its capital structure, its historical capital expenditures or its accounting for taxes. The Company believes that its use of EBITDA for the above purposes demonstrates that EBITDA is a key metric utilized by it in evaluating its performance, whether financial, management or asset performance. Consistent with the goal of allowing its investors to look at the Company through the eyes of management, the Company believes that its presentation of EBITDA as a performance measure is appropriate. The Company has revised its disclosure to state the purposes for which it uses EBITDA. The Company has also included the other recommended disclosure (set forth in question 8 of the non-GAAP FAQ) for the use of non-GAAP measures.    See page 50 and 51.

In regard to the Staff’s comment with respect to the Company’s rationale for eliminating interest and taxes vis à vis an investor’s decision regarding the Company’s ability to meet its debt payments, the Company would advise the Staff that EBITDA is not being presented as a liquidity measure or as an indicator of the Company’s ability to service debt.

In regard to the Staff’s comment as to how the Company considered the guidance of question 14 of the non-GAAP FAQ, the Company believes that, EBITDA as it calculates it, is consistent with

Section I of the adopting release. The Company defines EBITDA as net income from continuing operations before depreciation and amortization, long-term debt interest, dividends on preferred securities issued by subsidiaries and provision for income taxes. As noted in the Company’s disclosure, it used long-term debt interest rather than aggregate interest expense since the remaining components of the Company’s interest expense relates to its customers’ accounts and related short-term borrowings related to financing its customer activities (and not borrowed funds). Dividends on preferred securities issued by subsidiaries was included as interest expense as it represents fixed charges that the Company has been required to service. We note EBITDA has been reconciled to net income consistent with question 15 of the non-GAAP FAQ.

Management’s Discussion and Analysis — Page 50
Factors affecting our results — acquisitions — Page 51

48.                               Please revise your disclosures regarding the accretion of your recent acquisitions to quantify the impact of those acquisitions on your last two years both in terms of volume of business as well as in terms of results of operations.

The Company has complied with the Staff’s comment by adding the requested disclosure. See pages 53 and 54.

Results of operations — Page 52

49.                               Please address the following regarding your presentation of net revenues:

•                  your current presentation of net revenues does not provide sufficient detail for the reader to evaluate the revenue-producing activities of each segment or your business as a whole, both of which is required in your MD&A.

•                  please revise to provide a breakdown of your revenue line items. Explain the fluctuations in these line items in aggregate as well as on a segment basis.

•                  your revised presentation should provide rate versus volume analyses for each your interest income and your interest expense.

•                  revise to provide breakdowns of the components of your principal transactions line item. Quantify the involvement of each of your segments in such transactions. Describe the type and purpose of transactions reported in this line item, and provide a table depicted the amounts involved.

•                  consider providing a tabular presentation of the major components that comprise your net revenues to augment your discussion and increase transparency for an investor where possible.

The Company has provided additional detail on net revenues for each segment and for the business as a whole. See pages 54 to 62. The Company has provided a breakdown of revenue line items. See pages 54 to 56. The Company has added disclosure regarding interest income and interest expense. See pages 54 to 55. The Company has provided additional disclosure regarding its principal transactions, net line item. See pages 54, F-12 and F-46. The Company has provided a tabular presentation of the major components of its net revenues and has provided additional related disclosure. See pages 55 to 62.

50.                               We note throughout your discussion of the results of operations that you identify multiple factors that have contributed to changes within line items without quantifying the effect of each factor on the changes and discussing related trends on future operations. For example, in your discussion of net revenues you cite numerous factors and refer to your various revenue sources. Please revise your discussion of the factors that contribute to the changes between all periods to clearly quantify each of the causes cited. You may find it helpful to refer to Release No. 33-8350.

The Company has complied with the Staff’s comment by adding the requested disclosure within the discussion of the results of operations.

Results For The Three Months Ended May 31 — Page 54

51.                               You attribute the increase in your net revenues to the increase in trading volumes. Please revise this section and the year-end discussions to note the changes in transaction volumes and to note any changes in your revenue or profit per transaction.

The Company has complied with the Staff’s comment by adding the requested disclosure within the discussion of the results of operations.

52.                               Revise your discussion to specifically note that your asset management business was spun off by the “transactions” and to note the amount of the results attributed to the asset management business that can be traced to the assets retained by Refco after the transactions.

The Company refers the Staff to the 3rd paragraph on page 57.

53.                               We note that on page 56 and elsewhere in the document you indicate that you can increase your transaction volume with little or no increase in fixed costs. Please indicate, in an appropriate portion of the document, what volume increase would cause you to have to increase your capacity in order to meet the demands of that volume of transactions.

The Company has deleted the language referenced in the Staff’s comment.

Liquidity and Capital Resources — Page 60

54.                               Please revise this section to note whether management believes that your cash flows will be adequate to meet your debt service requirements. Also, please note any currently known needs for cash, including future acquisitions, which you expect you will incur in the next 12 months.

The Company has complied with the Staff’s comment by adding the requested disclosure. See pages 62.

55.                               Since access to cash and other forms of liquidity is of particular concern given the highly leveraged nature of your business after the “transactions” please expand your discussion of your cash flows, including changes in cash flows from operations and known trends or other risks that might affect cash flows.

The Company has complied with the Staff’s comment by adding the requested disclosure. See pages 62 through 64.

Off Balance Sheet Arrangements — Page 62

56.                               For each of the periods presented, please revise to quantify your involvement in the type of the contracts described herein. Quantify the notional and fair value of your derivative contracts by type and purpose.

The Company has complied with the Staff’s comment by adding the requested disclosure. See page 66.

Critical Accounting Policies And Estimates — Page 62

57.                               Release No. 33-8350 requires companies to provide disclosure about their critical accounting estimates. Those estimates deemed to be “critical” generally meet two criteria: (1) the nature of the estimates is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. In light of this guidance, please revise your disclosures to more clearly explain why you believe your accounting policies for recognizing commission revenue and principal transactions are critical accounting estimates. Please refer to Item V of Release No. 33-8350 and revise based on the guidance set forth therein.

The Company has complied with the Staff’s comment by revising the specified disclosure. See pages 66 through 68.

58.                               Please refer to Item V of Release No. 33-8350 and revise this section to address the following for each of your critical accounting policies:

•                  provide both a qualitative and quantitative discussion that describes the significant assumptions underlying each of your critical accounting estimates.

•                  discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

•                  disclose how accurate your estimates and assumptions related to these policies have been in the past, how much they have changed in the past and whether they are likely to change in the future.

•                  discuss how you analyze the sensitivity to change and provide quantitative disclosure to the extent available.

The Company has complied with the Staff’s comment by revising the specified disclosure. See pages 66 through 68.

59.                               Please revise your disclosures regarding principal transactions on page 63 to discuss the fact that while the profit spread is recognized immediately, any variability in the changes in fair value of the contracts will be recognized in future periods. Clarify whether your risk of loss is completely mitigated by entering into offsetting contracts. For example, are the offsetting contracts structured to be mirror images of the original contracts so that 100% of the risk is passed on to a third party?

The Company has complied with the Staff’s comment by revising the specified disclosure. See page 66.

60.                               Please revise your disclosures regarding goodwill at the top of page 64 to update the amount of goodwill reported as of the latest balance sheet date.

The Company has complied with the Staff’s comment by revising the specified disclosure. See page 67.

Quantitative And Qualitative Disclosure About Market Risk — Page_65

61.                               We note your discussion of your counter party risk. Please quantify the margin accounts that you hold and segregate any credit exposure that you have to either customers or market counterparties based upon credit ratings. Finally, please note the total notional amount of any net exposure. Furthermore, please revise to quantify your counter party risk and briefly disclose how your accounting for such risks complies with FIN 45.

The Company has complied with the Staff’s comment by revising the specified disclosure. See pages 66 through 71.

62.                               In your discussion of exchange rate risk, please provide your analysis of how you determined that you did not need to provide any quantitative analysis as called for by Item 305(a) of Regulation S-K.

The Company has complied with the Staff’s comment by revising the specified disclosure. See page 70.

Industry — Page 67

63.                               Revise your discussion regarding futures commission merchants, to note that you operate as a FCM and to define FCM in the text beginning on page 68.

The Company has complied with the Staff’s comment by defining FCM on page 71 where it is first used and stating that it is an FCM on page 72.

Business — Page 74

64.                               Currently this section appears to have been written from a marketing rather than from a disclosure perspective. The heading titles, and the tone of the disclosure do not present the information in a balanced manner. Please revise this section to eliminate overly positive headings and to present corresponding risks when discussing your business’s advantages.

The Company believes that the Business section as well as the prospectus as a whole has been written from a disclosure rather than a marketing perspective. The Company respectfully submits that the Business section and the prospectus provide a balanced portrayal of the Company. The Company also notes that there are many recent examples of prospectuses that contain business descriptions in which the issuer’s competitive strengths and positive attributes are described in a similar, favorable manner.

The Staff’s comment appears to be particularly focused on the subsection of the Business section entitled “Competitive Strengths.” The Company believes that it is appropriate to discuss its strengths in the markets in which it competes as well as its positive attributes and performance. The Company also believes that this section should be and will be read by investors in the context of the entire “Business” section (particularly, the competition disclosure in “Services” as well as the entire “Risk Management” and “Regulation” subsections) and the prospectus as a whole (particularly “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements). When read together, the Company believes that investors are provided with a complete and balanced picture of the Company and its business as well as the risks inherent in its business and competitive position. The Company does not believe that repeating risk factor language is appropriate, especially in light of the Staff’s position on plain English disclosure, which specifically suggests that issuer’s avoid repetitive disclosure. However, in response to the Staff’s comment, the Company has provided a cross-reference to “Risk Factors” for a discussion of various risks that could impact the Company’s performance and competitive strengths on page 82.

65.                               This section uses a significant amount of technical terms that do not receive an adequate amount of explanation. For example, we note: your discussion of your risk management techniques on page 75 and your discussion of your “futures-style” margin methodology on page 81. Also, please avoid using technical terms or shortened versions without giving an explanation where the term is first used. For example, please explain IDB as part of your discussion of your Prime Brokerage segment.

The Company has complied with the Staff’s comment by revising the requested disclosure within the Business section.

66.                               Please revise your disclosures regarding Refco Alternative Investments to more clearly describe the products involved as well as your treatment of such products in your consolidated financial statements.

The Company has complied with the Staff’s comment by revising the specified disclosure. See page 84.

67.                               Please revise your disclosures regarding derivatives brokerage and clearing to provide quantified information regarding your volume of business for each of the last three years.

The Company has complied with the Staff’s comment by revising the specified disclosure. See page 82.

68.                               Please revise the disclosures at the bottom of page 93 to quantify the amount of fees paid to Currenex. Also, revise Note l on page F-21 specifically address such fees.

The Company has complied with the Staff’s comment by revising the specified disclosure. See pages 98 and F-26.

Executive Compensation — Page 87

69.                               Please provide us with a discussion of the actions that preceded and followed and the facts that led up to Mr. Trosten’s resignation as your CFO in October 2004.

The Company has complied with the Staff’s comment by adding the requested disclosure. The Company notes that Mr. Trosten’s decision to resign was straightforward and there were no significant details surrounding his resignation. See page 92.

Description of the Notes — Page 97

70.                               The disclosure in this section is dense and difficult to understand and appears to be directly adopted from the indenture. For example, you use defined terms and legalistic language throughout this section. You also include in your 23-page list of definitions terms that do not appear in this section or elsewhere in the prospectus. Please revise your disclosure to make it clearer, more concise and understandable. Refer to “Plain English Comes To The High Yield Market,” A Latham & Watkins Standard Form Prepared In Consultation With The SEC, August 1999. The following comments should be viewed as examples and the entire section should be reviewed and revised to provide the investor with a readable and understandable explanation of the notes. To the extent that you copy from the indenture, the copied portions must present the information clearly and also explain the text to the investors. Please further refer to Rule 421(b).

The Company has taken into consideration the publication referenced by the Staff and has revised its disclosure to follow more closely plain English guidelines. See pages 102 to 158. However, the Company believes that it is not appropriate to revise substantially the Description of Notes. The provisions are heavily negotiated and contain important qualifications and limitations. Substantial changes to the description could be misleading and confusing to offerees, particularly those who purchased their old notes pursuant to an offering memorandum substantially the same as that contained in the prospectus initially submitted as part of the Registration Statement. Accordingly, while the Company has attempted to make the description easier to read and more understandable, the disclosure will by its very nature retain some complexity.

Optional Redemption — Page 98

71.                               Please revise this section to differentiate between your ability to redeem the notes, without premium, prior to 8/1/08, as discussed in the second to last paragraph, and the power to redeem prior to 8/1/07 at a premium of 109%. If you engage in a “designated offering” do you have to follow the more expensive redemption procedure? The investor should be able to understand the differences between these overlapping redemption rights.

To clarify, the periods during which the various redemption provisions are available to it, the Company has reordered the description of them in the chronological order during which they are available. The Company has also clarified that during the period prior to 8/1/07, in the event of a Designated Offering it will have an option to redeem up to 35% of the notes pursuant to two different redemption provisions. One provides for a redemption at a fixed redemption price and the other provides for a redemption price based on a treasury make-whole price. The Company has included disclosure that it is under no compulsion to choose the higher price. Please be advised that prior to 8/1/08, there is no ability to redeem the notes without premium. See pages 106 through 107.

Guaranties — Page 100

72.                               Since most of your subsidiaries are regulated entities and therefore would not be guarantors of the notes, please list the current guarantor subsidiaries.

The Company has complied with the Staff’s comment by adding a list of the current Subsidiary Guarantors on page 153. The Company has also added a cross-reference to this list on page 103 under “Guaranties”.

73.                               Please clarify how the guarantee obligation of a subsidiary that is sold pursuant to the bullet pointed disclosure at the bottom of page 100 would be extinguished. Also, please clarify how this condition is different from the sale of the subsidiary under the remainder of this paragraph.

A guarantee obligation of a subsidiary sold as described in the Staff’s letter would be released by the terms of the indenture without any further action by that subsidiary. The Company has revised its disclosure to make this clear. Please be advised that sale of a Subsidiary Guarantee might be made to a third party, in which case its guarantee obligation will be released, or to a non-Subsidiary Guarantor Restricted Subsidiary which would be required to assume the Subsidiary Guarantee.

Glossary — Page 157

74.                               The glossary should avoid definitions of commonly used and understood terms. Consequently, please remove the definitions for SEC, NYSE and NASDAQ. Also, please remove from the glossary terms that are fully discussed in the document, including swaps, options, margin deposits, prime brokerage, derivatives and futures. If you continue to feel that the discussion in the text of the document is incomplete, please consider expanding that disclosure.

The Company has revised its disclosure in accordance with the Staff’s comment. See page 162 to 164.

Financial Statements
Consolidated Balance Sheets — Page F-3

75.                               Please revise to indicate on the face of your balance sheet that your receivables from customers are shown net of reserves as disclosed on page F-8.

The Company has revised the description of receivables from customers on its balance sheet to comply with the Staff’s comment. See page F-3.

Note B — Summary Of Significant Accounting Policies
Foreign Currency Translation —Page F-8

76.                               Please revise to quantify the aggregate amount of transaction gains or losses included in net income for each period presented. Refer to paragraph 30 of SFAS 52.

The Company has complied with the Staff’s comment and revised its disclosure to include the aggregate amount of transaction gains and losses included in net income for each period presented. See page F-7.

Cash And Securities Segregated Under Federal And Other Regulations — Page F-8

77.                               Please revise to separately describe the various regulations or contractual obligations under which you are required to segregate or restrict cash or securities. Quantify the amounts segregated or restricted under each requirement.

The Company has revised its disclosure in accordance with the Staff’s comment. See page F-8.

Securities Purchased Under Agreements To Resell And Securities Sold Under Agreements To Repurchase — Page F-8

78.                               Supplementally explain how you considered the guidance in FIN 41 in determining that it was appropriate to offset certain securities purchased under agreements to resell against certain securities sold under agreements to repurchase, as well as the related interest income and expense.

The Company supplementally advises the Staff as follows:

The Company’s determinations to offset certain securities purchased under agreements to resell against certain securities sold under agreement to repurchase, as well as the related interest income and expense, is based upon the guidance provided in FASB Interpretations (“FIN”) 41, “

Offsetting the Amounts Related to Certain Repurchase and Reverse Repurchase Agreements”, paragraphs 2-4.

Repurchase and reverse repurchase agreements are executed through J.P. Morgan & Chase Co.’s security transfer system with various counterparties. The counterparties which are members of the Government Securities Clearing Corporation (“GSCC”) division of the Fixed Income Clearing Corporation have by agreement become GSCC as the single counterparty and would be eligible for netting under FIN 41.

The Company has executed a master netting agreement utilizing the Bond Market Association master agreement with Company counterparties. J.P. Morgan & Chase Co. is the Company’s securities custodian. All of the securities underlying the repurchase and reverse repurchase agreements exist in “book entry” form in the records of the Company’s securities custodian. The Company has arrangements in place with its custodian to net settle any payables and receivables with the Company counterparties against the same account.

The Company believes its existing arrangements with its counterparties and custodian met the conditions set out in paragraph 3 of FIN 41. In addition, in accordance with FAS 140, repurchase agreements with tenors to the maturity of the underlying security are classified as sales in lieu of financing transactions.

Receivables from and payables to customers — Page F-8

79.                               Please revise to provide in tabular format a breakdown of your receivables from and payables to customers by type for each reporting period.

The Company has complied with the Staff’s comment and revised its disclosure. See page F-9.

80.                               Please revise to disclose your policy for determining your reserve for doubtful accounts, including how the provision is determined and at what stage of delinquency accounts are charged-off.

The Company has complied with the Staff’s comment and revised its disclosure relating to its policy for doubtful accounts. See page F-9.

Identified Intangible Assets — Page F-10

81.                               Revise to disclose the average number of years over which you are amortizing the customer relationship intangibles. Supplementally tell us how you determined the estimated useful lives of your asset management and property management contracts to be 13 years. If this represents the contract period, revise to disclose that fact.

The Company has complied with the Staff’s comment with respect to the average number of years over which it is amortizing the customer relationship intangibles. See page F-11. The Company supplementally advises the Staff that the estimated useful lives of its asset management and property management contracts represent the respective contract periods. These contracts have been reflected as “assets of discontinued operations” on the Company’s

Consolidated Balance Sheet to conform with the discontinued operations presentation. Consequently, there is no longer a discussion of them in Note B - Summary of significant accounting policies.

82.                               We note you have classified your trade names as an indefinite-lived intangible. Please tell us in detail how you determined that it was appropriate to classify your trade names as indefinite-lived assets. Supplementally provide us with your complete analysis of Paragraph 16 and Appendix A of SFAS 142 as they apply to this classification.

The Company has applied the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, paragraph 11 for purposes of ascribing useful lives to acquired tradenames.

In accordance with paragraph 11 of FAS 142, if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.

As of February 29, 2004, the tradenames recorded in the financial statements of Refco consist of $1,060,000 in value attributable to the MacFutures tradename, arising from the acquisition of MacFutures Ltd, on March 7, 2003 and $1,180,000 attributable to the Cardales tradename which was acquired in connection with the acquisition of Cardales UK Ltd. on February 6, 2004.

MacFutures Tradename

With the acquisition of MacFutures Ltd., the Company identified the corporate tradename as an identifiable intangible and valued it under the relief from royalty method; a form of the income approach.

MacFutures Ltd provides specialty clearing services for individual traders specializing in electronic fixed income markets in Europe. The MacFutures tradename was identified and valued as the company is identified by customers as a service provider to high volume traders in the electronic fixed income trading markets.

As of the acquisition date of MacFutures Ltd., the Company’s intention was to continue to use the MacFutures name into the foreseeable future, given the longstanding history and reputation of the name in the marketplace. As with any tradename, the determining factors affecting life primarily center on the effects of demand for the company’s products or services, the competitive environment and other economic factors. Regulatory and contractual provisions typically do not apply and a tradename can be renewed repeatedly without limitation from a legal perspective without significant cost.

MacFutures participates in the broader global derivatives market, which has grown significantly over the past 15 years in terms of the volume of exchange-traded derivatives activity (CAGR of 22%) and the notional amounts outstanding of OTC contracts.(1) This tremendous increase can be

(1)           Bank for International Settlements’ (BIS) Triennial Central Bank Survey dated September 2004 partially attributable to the significant increase in the number and size of hedge funds in recent years. Furthermore, volume growth in the exchange-traded derivatives market has been influenced by the increasing awareness and importance of risk management, the introduction of new derivatives products, a shift in trading from OTC markets to on-exchange trading, the deregulation of the derivatives markets and the financial services industry, increased competition among exchange and clearing platforms, and a shift towards electronic trading.(2)

(1)           Bank for International Settlements’ (BIS) Triennial Central Bank Survey dated September 2004

While many alternatives exist for customers to conduct their derivative trades, including major investment banks, affiliates of major commercial banks and investment banks, specialty brokers, and other independent futures commission merchants, MacFutures Ltd has experienced growth in revenues of 79%, 64% and 20% for the three years leading up to the acquisition on March 7, 2003. While the percentage growth in revenues has slowed over such periods, revenues have increased from almost 3 million pounds in fiscal 2000 to over 10 million pounds in fiscal 2003. Over this period, MacFutures has spent less than 0.1% of revenues supporting the tradename through advertising and related activities.

Given the growth in the derivatives trading marketplace as a whole, combined with MacFuture’s recent historical performance, the Company determined that the MacFutures tradename has an indefinite life.

With Refco’s fiscal year ended February 29, 2004, the Company has tested the MacFutures tradename for impairment in accordance with paragraph 16 of FAS 142 with the analysis reproduced below:

Trade Name Valuation

		For the year ended
		February 29, 2004
Commissions & Brokerage Revenues	(a)	$29,144.0
Royalty Rate		1.0%
Royalty Savings		$291.4

Income Tax Rate		40.0%
Income Taxes		$116.6
After-tax Royalty Savings		$174.9

Discount Rate		17.8%
Long-term Capital Growth Rate		5.0%
Capitalization Rate		12.8%

Perpetuity Value		$1,365.6
Tax Benefit Cash Flow Factor	(b)	1.167x

Current Fair Value		$1,593.7
Book Value		$1,060.0

Notes:

(a)                                  Revenue growth was 41% in Fiscal 2004 (first year under Refco ownership) and 20% in fiscal 2003.

(b)                                 Tax Benefit Cash Flow Factor = 1 / [1-Tax Rate * ((1-(1 / (1 + WACC)^15)) / WACC) / 15]

Based on the Company’s valuation as of February 29, 2004, the MacFutures tradename was not impaired.

With the consummation of the Transactions on August 5, 2004, the new investor has rebranded Mac Trading Services Ltd., which had previously utilized the MacFutures tradename, and changed the name of this operation to REFCO Trading Services as part of a global effort to bring all related trading activities under the same tradename. Therefore, the revenue of MacFutures tradename has been included in the valuation of the REFCO tradename.

Cardales tradename

With the acquisition of Cardales UK Ltd, the Company identified the corporate tradename as an identifiable intangible and valued it under the relief from royalty method; a form of the income approach.

Originally founded in 1937, Cardales is a UK based property fund manager and property service provider. Historically, Cardales was a full service commercial property surveyor, but within the past few years, it successfully executed a strategic shift in its service offerings such that it currently derives a significant proportion of its revenues from investment and property fund management related activities which are provided under contract to independent property funds.

The Company has ascribed an indefinite life to the Cardales tradename given its longstanding history, which allowed Cardales to shift its strategic focus to include investment and property fund management related activities. Although the Company experienced a moderate decline in revenues recently due to the repositioning of Cardales, revenues are projected to increase significantly subsequent to the acquisition of Cardales UK Ltd. in part due to contracts entered into with several property funds having combined assets under management of 324 million pounds. In addition, with the repositioning, Cardales UK Ltd. currently participates in the asset management industry, which has experienced growth in assets under management from $448 million at the end of 1940 to $6.39 trillion at the end of 2002 and $7.41 trillion at the end of 2003. The Company believes that the strength of the Cardales tradename enabled it to secure these significant contracts. Given the anticipated growth in revenues for Cardales, combined with much less than 0.1% of revenues spent in advertising to support the tradename, the Company has ascribed an indefinite life to the Cardales tradename as of February 29, 2004.

Given that the acquisition of Cardales UK Ltd. occurred on February 6, 2004, the Company believes that the Cardales tradename has a fair value that remains equal to its book value as of February 29, 2004, as there has been no change to the assumptions used to initially value the tradename as of a date less than one month prior.

The equity interests of Forstmann-Leff International Associates, LLC, which owned substantially all the assets of the Company’s Asset Management business, were distributed to New Refco upon the consummation of the Transactions on August 5, 2004. Cardales UK Ltd was part of the distributed assets and as of February 29, 2004, the Cardales tradename has been included in assets of discontinued operations in the Consolidated Balance Sheets.

Revenue Recognition — Page F-10

83.                               Please revise your disclosures regarding your derivative contracts to confirm that you recognize both the realized and unrealized gains and losses through your principal transactions line item.

In response to the Staff’s comment, the Company has revised its disclosure in the fourth paragraph of revenue recognition on pages F-11 and F-12 to confirm that both the realized and unrealized gains and losses are recognized through principal transactions line item.

84.                               Please revise to address the following regarding your principal transactions line item:

•                  please provide in tabular format a breakdown of your principal transaction gross gains and losses by reporting category for each reporting period. Quantify the contractual commitments that you have entered into as principal separately from the offsetting contracts entered into for economic hedging purposes. Provide a subtotal for the profit spread on such transactions.

•                  provide a table presenting the notional and fair value of the derivative contracts held at each balance sheet date. The table should breakout the various categories of your contracts by both purpose and type of contract.

•                  revise your MD&A to provide similar disclosure regarding your derivatives activity, accompanied by disclosures discussing the nature of the contracts held, the pricing of the contracts and the resulting profit spread.

•                  please provide similar disclosure in your interim financial statements.

•                  throughout your filing, where you refer to hedges, revise to confirm whether you are referring to economic hedges that do not meet the criteria for hedge treatment under SFAS 133.

The Company has noted the Staff’s comments and has provided in tabular format a breakdown of its principal transaction net gains and losses by reporting category for each reporting period. See pages F-12 and F-46. The Company is unable to present its gross gains and losses as its accounting systems do not retain such information. The company does not distinguish between the commitment and the economic hedge because as a broker it enters into both transactions concurrently with counterparties with the intention of earning a profit spread.

The Company has provided a table presenting the notional and fair value of the derivative contracts held at each balance sheet date. See pages F-12 and F-46. All contacts held are part of the Company’s principal transactions business and are generally economically hedged. As noted above, the Company is unable to analyze the derivative contacts by purpose without undue expense or effort.

The Company has revised its MD&A to provide disclosure regarding its derivatives activity and the nature of the contracts held. See page 54. The Company has not disclosed information in relation to the pricing of these contracts and the resulting profit spread as this will vary according to the circumstances of the trade and the associated reference rate at the trade date.

The Company has revised its filing to confirm that where it refers to hedges, it is referring to economic hedges that do not meet the criteria for hedge treatment under SFAS 133.

85.                               Supplementally provide us with your analysis of the guidance of EITF 99-19 as it applies to your gross treatment of commissions and brokerage income and expenses.

The Company supplementally advises the Staff as follows:

The Company’s gross treatment of commissions and brokerage income and expenses follows the guidance provided in EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”, which provides indicators for gross and net revenue reporting as set out below.

The concept of whether the Company is the primary obligor in the arrangement, as described in paragraph 7 of EITF 99-19, is a strong indicator of the application of gross revenue reporting. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customers, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

The Company has a relationship with introducing brokers who acquire and provide marketing and customer service functions for some of its customers. The Company receives commissions and brokerage fees from customers for executing orders, and introducing brokers receive commissions from the Company for introducing these customers. The Company is fully responsible for fulfilling the customers’ orders and bear all of the risks and rewards of a principal in the transaction. The introducing brokers earn a referral fee from the transaction, but they do not execute orders for the customers and do not have risks and rewards as principal in the transaction. The customers are fully aware that the introducing brokers are the agents and the Company is the principal of their transactions, and the Company is the primary obligor in this arrangement.

Furthermore, paragraph 14 of EITF 99-19 states that if a company assumes the credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. The Company is responsible for collecting the fees from customers but must pay referral fees to introducing brokers after they introduce the customers to it, regardless of whether the Company has collected fees from the customers.

Moreover, the Company supervises the activities of the introducing brokers as if they were employees of the Company. This is historically, why a number of future clearing merchants continue to report commission income and expense gross as discussed in the AICPA Practice Aid on Audits of Commission Merchants, Introducing Brokers, and Commodity Pools, paragraph 4.63.

Based on the facts and analysis above, the Company concluded that the reporting of gross commission income on transactions executed by introducing brokers and commission expense on fees paid to introducing brokers is proper. No indicators of net reporting are present.

86.                               You disclose that you recognize your asset management and advisory fees over the period in which the services are provided. Revise to disclose the typical periods for these services.

The Company has revised its disclosure to response to the Staff’s comment. The Company notes that its asset management and advisory fees are recognized as services are provided, and are determined, in accordance with contracts, based upon a percentage of assets under management or the financial service products sold through its distribution platform. See page F-12.

Recently Issued Accounting_Pronouncements — Page F-11

87.                               Please revise your disclosures regarding FIN 46 to address the following:

•                  your definition of variable interest entities (VIE) fails to address entities where the equity owners do not absorb or receive the entities losses and returns. Please revise your definition of VIE’s here as well as on page 65 to more clearly address the definition given in paragraph 5 of FIN 46.

•                  we note your statement that you do not have any interest in variable interest entities. Please tell us how you considered the following in making that determination and revise your disclosure here as well as on page 65 accordingly:

—          trustee, custodial, advisory or asset management services provided to VIE’s.

—          providing clearing or brokering services to VIE’s.

—          entering into derivative contracts with or on behalf of VIE’s.

The Company has complied with the Staff’s comment and revised the definition of variable interest entities (“VIEs”). See page 68 and F-13.

In connection with the Company’s adoption of FIN No. 46 Revised, Consolidation of Variable Interest Entities (“FIN 46R”), as of February 29, 2004, the Company re-evaluated its involvement with various entities, and identified certain entities that are considered VIEs, as defined. The Company concluded that the following types of entities are not VIEs or, if VIEs, the Company is not the primary beneficiary thereof.

•                          Equity method investments held by the Group, including Forex Capital Markets, LLC., Friedberg Mercantile Group, and Refco Polaris Taiwan. The Company determined that these equity method investees are not VIEs in accordance with the criteria in paragraph 5 of the FIN 46(R).

•                          Hedge funds sponsored and managed by Refco Alternative Investments (“RAI”) and Refco Fund Holdings LLC. The Company determined that these funds are VIEs in which the Company has variable interests — chiefly investment management agreements that entitle RAI and Refco Fund Holdings to receive fixed and incentive management fees. These investment management agreements cannot be terminated, and RAI cannot be replaced, without cause by a simple majority vote of the unrelated equity investors in the hedge funds. Further, the Company’s equity investment in each fund is trifling, and as a result the equity investment does not allow us to participate significantly in each fund’s profits and losses. Accordingly, as a group, the equity investors in each fund cannot exercise meaningful voting rights, and thus the Company concluded that the funds are VIEs.

The Company further concluded that neither RAI nor Refco Fund Holdings is a primary beneficiary of any hedge fund, as its variable interests do not absorb a majority of expected losses or expected residual returns of any such fund. Accordingly, the Company’s equity interest is carried at market value based upon net asset value of funds and is not consolidated.

•                          Trusts utilized to issue trust preferred securities (Refco Preferred Capital Trust Securities I, II and III) which were all redeemed in April, 2003, prior to the effective date of the FIN 46. These did not have an impact on the Company’s consolidated financial statements upon adoption of this statement.

Other than those identified above, the Company concluded that it did not have any other VIEs. Specifically, the Company determined that its clearing or brokering services offered by Refco Securities, LLC, a registered broker dealer and Refco, LLC, a registered Futures Commission Merchant, and its prime brokerage/capital markets services offered by Refco Capital Markets , LLC. are provided to customers, as defined under SEC Rule 15c3-3, and not VIEs.

Based on the above analyses, the Company revised its disclosures regarding FIN 46. See pages 68 and F-13.

Note C — Short-Term Borrowings, Long-Term Borrowings And Other Borrowings — Page F-13

88.                               Please revise to provide an expanded discussion of the nature and terms of your trust originated preferred securities. Tell us the guidance on which you relied for your treatment of the redemption of those securities as a capital transaction with no impact on your statement of income.

In response to the Staff’s comment, the Company has included further disclosure in Note C in the Notes to the Consolidated Financial Statements on page F-14. In addition, the Company supplementally advises the Staff regarding the guidance relied on for the treatment of the redemption of the Trust Originated Preferred Securities as follows:

Emerging Issues Task Force (“EITF”) 86-32, Early Extinguishment of a Subsidiary’s Mandatorily Redeemable Preferred Stock, states that the early extinguishment of a subsidiary’s mandatorily redeemable preferred shares should be treated in the consolidated financial statements as an equity transaction. Any change in interest gain or loss on the transaction arising in consolidation should be credited or charged to equity. Accordingly, the Company did not recognize in its Statement of Operations any gain or loss from the extinguishment of its subsidiary’s preferred stock in April 2003. Additionally, as the extinguishment was pre application of FIN 46 or 46R, this accounting treatment was appropriate.

89.                               Please revise your disclosures regarding contractual debt commitments on page F-13 to state whether you were in compliance with all contractual debt commitments as of each balance sheet date.

In response to the Staff’s comment, the Company has revised its disclosure on Contractual Debt Commitments on page F-17 to confirm that it was in compliance with all contractual debt commitments as of each balance sheet date.

Note D — Securities Owned and Securities Sold, Not Yet Purchased — Page F-14

90.                               Please revise to quantify the gross gains and losses on your securities owned and your securities sold by category during the periods presented on your statements of income. Disclose the amount of gross gains or losses on sale that are included in the above amounts.

The Company supplementally advises the Staff that its existing accounting systems do not have the capability to track gains and losses on a gross basis for Securities owned and Securities sold by category and is unaware of any specific requirement to prepare such information. The Company would be unable to prepare such information without unwarranted or undue burden or expense. The Company tracks gains and losses on a net basis by instrument for its principal transactions as provided in comment 84. See pages F-12 and F-46.

Note E — Other Assets — Page F-14

91.                               Please revise to disclose, for each period presented, the changes in the carrying amount of goodwill during the period, including the amount of goodwill resulting from acquisitions and any impairment losses recognized. Refer to Paragraph 45 of SFAS 142.

The Company has revised its disclosure to comply with the Staff’s comment. See page F-18.

92.                               Please revise to disclose the nature of the investments line in your other assets table on page F-14. Provide a tabular breakdown of those investments as of each of the balance sheet dates presented.

The Company has revised its disclosure to describe the nature of investments. See page F- 20. In accordance with Section 5.12 of Regulation S-X, the Company does not believe a tabular presentation of the investments is required as the aggregate amount of such investments is less than 0.1% of total assets.

93.                               For each period presented, please revise to disclose the amount of equity in net income of investees that are reported under the equity method and where such amounts are reported on your statements of income.

The Company has complied with the Staff’s comment and revised its disclosure to include the amount of income from its equity investees. See page F-19. In addition, the Company has revised its presentation to report income from equity investees as a separate line item on the face of its financial statements. See page F-4.

Note F — Acquisitions — Page F- 16

94.                               Please revise to provide the disclosures required by paragraphs 51-52 of SFAS 141 with respect to significant acquisitions made during each reporting period. To the extent that you have determined that none of your acquisitions were individually significant, please revise to provide the disclosures required by paragraph 53 of SFAS 141 for each period presented.

The Company has revised its disclosure to comply with the Staff’s comment. See page F-20.

Note H — Commitments and Contingencies
Contingencies — Page F-17

95.                               With respect to the litigation disclosed on page F-17, please revise to disclose whether you have recorded an accrual for estimated losses. In addition, supplementally explain how you considered the guidance in Paragraph 8 of SFAS 5 in determining whether an accrual was warranted. Refer to FIN 14.

The Company has complied with the Staff’s comment and revised its disclosure. See page F-22. In addition, the Company supplementally advises the Staff that its process of determining whether an accrual was warranted follows the guidance provided in Paragraph 8 of Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies.

As disclosed on F-22, the jury has returned a verdict in favor of the plaintiffs’ claim as to the Group’s liability on July 17, 2004. However, in the opinion of the Company’s management, after consultation with outside counsel, the Group continues to believe that it has meritorious legal defenses. Based thereon, as well as the trial court’s erroneous rulings, on July 12, 2004, the Group moved the trial court (a) for judgment for Refco as a matter of law, (b) to set aside the verdict and (c) either (i) direct entry of judgment for Refco as a matter of law or (ii) order a new trial on plaintiffs’ second cause of action. Any appeal must await the outcome of the post-trial motion. The Company intends to continue to defend vigorously against plaintiff’s claim and, regardless of the decision of the trial court, the Company does not believe it is probable that the Appellate Division, First Department will uphold the initial verdict because the trial court, among other things, erroneously expanded the single issue for trial of whether Refco breached the covenant of good faith and fair dealing, used the covenant to impose upon Refco new contractual obligations and/or contradict the terms of the customer agreement, improperly admitted extrinsic evidence of industry “custom and practice,” gave the jury erroneous instructions, and failed to set aside the verdict which was against the weight of the evidence. Thus, in the Company’s opinion, it does not meet the condition set out in the paragraph 8.a of SFAS 5, which requires the Company to accrue a charge to income for estimated losses.

Note I — Derivative Activities, Off Balance Sheet And Concentration Of Credit Risk — Page F-18

96.                               In the last paragraph on page F-18, you state that you guarantee your customers’ performance under futures contracts to the respective clearinghouses. Supplementally tell us how you considered the guidance in FIN 45 with respect to these guarantees and revise your SAB 74 disclosures throughout the filing accordingly to address your adoption of FIN 45.

In response to Staff’s comment, the Company has revised its SAB 74 disclosure to address its adoption of FIN 45. See pages 68 and F-12.

The Company supplementally advises the Staff as follows:

The Company’s business of clearing and executing futures contracts on behalf of customers requires an initial margin from the customers to the Company before initiating any future contracts, and the Company, as a member of the exchange, then deposits an initial margin with the exchange. The Company’s internal risk management policies may require the customers, based on its evaluation, to deposit with the Company more than the exchange-set minimum margin level. The initial margin serves as a good faith or performance bond to assure performance of the obligation under the futures contracts. The Company’s calculation of the customer’s risk margin requirements uses the Standard Portfolio Analysis of risk performance bond margin system (SPAN), which covers the maximum one-day loss that a portfolio could incur based on statistical probability analysis. The Company’s risk management group monitors the value of the initial margin against the daily mark-to-market adjustment, known as the daily variation settlement, on the futures contracts. The Company, as a member of the exchange, guarantees the settlement of the daily variation margin with the respective clearinghouses. Consequently, any excess over the maintenance margin from the daily variation settlement is returned and any shortfall on the initial margin triggers a margin call to the customer. The Company is responsible for collecting any additional margin to cover unrealized losses on the contracts from the customers. In the event the customer fails to deliver the additional margin, the Company’s risk is limited to the excess of the daily loss amount on the futures contract over its initial margin. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and regular review of clients' capital. The Company will establish a provision if necessary and it would then liquidate the customer’s positions, which would leave the Company with no further exposure to the futures contracts.

The Company adopted FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Guarantees of Indebtedness of Others, on December 31, 2002.

Based on the analysis and the facts presented above, the Company believes the accounting for the Company’s current margin arrangements with the customers and clearinghouses as reflected in receivable/payable from broker-dealers and clearing organization and receivable/payable to customers balance on the Company’s consolidated balance sheet is appropriate. The Company has revised its disclosure on pages F-23 and F-24 to reflect the current arrangement.

Note L — Related Party Transactions —Page F-21

97.                               Supplementally tell us how you determined it to be appropriate to classify amounts due from equity members (Refco Holdings and BAWAG) as receivables from customers. Refer to Section 4.35 of the AICPA Audit and Accounting Guide For Brokers And Dealers in Securities.

The Company has complied with the Staff’s comment and revised its disclosure to separately present the balance of the amounts due from equity members on its Consolidated Balance Sheets as of February 29, 2004 and February 28, 2003 and Consolidated statement of Cash Flows for the period ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively. See pages F-3 and F-6.

98.                               Please revise to separately report related party transactions on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

The Company has complied with the Staff’s comment and revised its disclosure to report related party transactions on the face of its financial statements under Receivables from equity members. See pages F-3 and F-6.

Note M — Segment Reporting — Page F-21

99.                               Given the significance of the amounts involved, please revise to more clearly describe the nature of the amounts in your “eliminations” column on page F-22.

The Company has complied with the Staff’s comment by adding further disclosure in Note M in the Notes to the Consolidated Financial Statements on page F-26, and in Note J in the Notes to the Consolidated Financial Statements on pages F-52 and 53.

Note N — Subsequent Event — Page F-23

100.                        Supplementally tell us in detail how you accounted for the transactions contemplated by the Equity Purchase And Merger Agreement entered into on June 8, 2004 and amended on July 9, 2004. Cite the authoritative guidance you relied upon, and supplementally provide us with your full analysis of EITF 88-16 as it relates to your transaction.

The Company supplementally advises the Staff as follows:

The sequence of acts, events and transactions that occurred with respect to the closing of the Transactions contemplated by the Equity Purchase and Merger Agreement were the result of negotiations between the parties to the Transactions and the balancing of the competing interests of the parties. A description, outline and pictorial of such acts, events and transactions are supplementally appended as Exhibit B hereto. The Company would be pleased to respond to any specific questions that the Staff has in regards to these items.

Prior to the consummation of the Transactions, we advised the Staff by letter dated July 7, 2004, that we are of the opinion that EITF Issue No. 88 - 16, “Basis in Leveraged Buyout Transactions” is applicable to the accounting for the Transactions. Our opinion is based on our understanding of the application of EITF Issue No. 88 - 16 as set forth in detail below. Accordingly, the consolidated financial statements included in the accompanying registration statement, as amended, as of and for the six month period ended August 31, 2004 have been prepared pursuant to the application of Statement of Financial Accounting Standards No. 141, “Business Combinations”, in accordance with EITF Issue No. 88 - 16 with respect to the Transactions.

The Transactions were effectuated in a series of related highly leveraged transactions that resulted in: (i) the formation of a highly-leveraged new holding company (such entity being in the case of the Transactions New Refco Group Ltd., LLC (“New Refco”)) without substantive operations; (ii) the acquisition by New Refco of 100% of the outstanding equity of an OLDCO (such entity being in the case of the Transactions Refco Group Ltd., LLC (“RGL”)), (iii) no remaining minority interest of the OLDCO being outstanding; and (iv) the OLDCO becoming the primary obligator of indebtedness incurred in the Transactions.

The Transactions were financed with $800 million of term loans, $600 million of senior subordinated notes and $511 million of cash from new investors. The Transactions increased RGL’s leverage by approximately $1.0375 billion, which corresponds to an approximate 67% use of debt and, and in our opinion, is consistent with our understanding of the Staff’s position that the use of debt for more than 60% of the cost of acquiring OLDCO equity would generally be considered highly leveraged.

EITF Issue No. 88 - 16 requires the that the underlying substance of the Transactions be evaluated to determine whether they constitute a purchase by new controlling investors for which a partial or complete change in basis, based on the fair value of the Transactions, is appropriate. Elements of the consensus reached by the Task Force in EITF Issue No. 88 - 16 applicable to the Transactions can be summarized as follows:

1.                                       A partial or complete change in accounting basis is appropriate only when there has been a change in control of voting interest, that is, a new controlling shareholder or group of shareholders must be established.

2.                                       The form of a transaction by which an investor obtains an interest in a NEWCO does not change the accounting to be applied. In general, if an investor in NEWCO retains a residual interest in OLDCO, then the lesser of that investor’s residual interest in OLDCO or NEWCO is carried over at the investor’s predecessor basis.

3.                                       The fair value of any securities issued by NEWCO to acquire OLDCO should be objectively determinable. Fair value should not be used, ……, unless at least 80% of the fair value of consideration paid to acquire OLDCO equity interests comprises monetary consideration.

Our interpretation and application of the aforementioned consensus guidance provided in EITF Issue No. 88-16 to the Transactions is set forth below.

In regards to item 1 above, the following table represents the ownership of RGL (OLDCO) and New Refco (NEWCO) prior to and after the Transactions:

	OLDCO	NEWCO
Phillip Bennett (1)	45.00%	42.786%
Tone Grant	45.00	0.00
Other investor	10.00	0.00
THL Refco Acquisition Partners and affiliates	0.00	51.682
Co-investors (2)	0.00	5.034
Management	0.00	0.498
	100.00%	100.00%

(1)          Following the Transactions, Phillip Bennett owns 43% of NEWCO through his 100% ownership of Refco Group Holdings, Inc., which is the direct owner of 43% of New Refco (NEWCO).

(2)          Co-investors have agreed to vote their interests in favor if nominees of affiliates of THL Refco Acquisition Partners.

The acquisition of RGL (OLDCO) by New Refco (NEWCO) qualifies as a change in control under the criterion in Section 1(a) (ii) and through application of the decision tree in Exhibit 88-16(G) of EITF Issue No. 88-16 because new investors (“THL Refco Acquisition Partners”, the co-investors and management (other than Phillip Bennett)), who are members of a NEWCO control group, have obtained unilateral control of the NEWCO.

The rebuttal presumption that Phillip Bennett and other pre-existing management investors are not part of the NEWCO control group is not overcome as they actively promoted the Transactions. Accordingly, application of the voting-interest test and capital-at-risk test are not applicable to the Transactions as all equity members are a part of the NEWCO control group.

Pursuant to Section 1(b) of EITF Issue No. 88-16, the change in controlling voting interest is substantive, genuine and not temporary. A security holders agreement between the members of New Refco (NEWCO) provides the new controlling shareholder; THL Refco Acquisition Partners, with the ability to implement major operating and financial policies through the designation of 4 of our 7 non-independent members of our board of managers. In addition there are no plans or intentions to revert the controlling voting interest to RGL’s (OLDCO’s) members.

For purposes of items 2 and 3 above, a change in control has occurred. Furthermore, management is part of the NEWCO control group. Accordingly, the carrying amount of New Refco’s (NEWCO’s) investment in RGL (OLDCO) should be determined, pursuant to Section 2 (b) of EITF Issue (No. 88-16) as (i) the lesser of the continuing shareholder’s residual interest (i.e. Bennett) in RGL (OLDCO) or New Refco (NEWCO) carried over at the continuing shareholder’s predecessor basis and (ii) the remainder of New Refco’s (NEWCO’s) investment in RGL (OLDCO) subject to the monetary test below, based upon fair value.

A summary of the method of acquisition of RGL’s (OLDCO’s) interests follows (in millions):

Incremental debt	$1,037
Other debts and fees	(138)
“New Refco (NEWCO)” units issued for cash	511
Cash paid (monetary consideration)	1,410
NEWCO units issued for “RGL (OLDCO)” units	383
OLDCO fair value (total consideration)	$1,793

The consensus guidance requires that to reflect at fair value the total consideration paid to OLDCO interest holders, monetary consideration, net of any monetary consideration used to acquire equity securities of NEWCO, should constitute 80% or more of the total consideration paid to OLDCO members. Application of the monetary test, inclusive of fees and expenses, follows (in millions):

Monetary consideration	$1,410
Total consideration	1,793

Monetary portion	79%

While the monetary test in Section 3 of EITF Issue No. 88-16 has not been met, the 57.214% OLDCO interest acquired by the new investors should nonetheless be recorded at fair value as the new investors step-up is not limited by the application of the monetary test at the 79% level. A summary of the accounting follows (in millions)

Predecessor basis — 42.786% (1)	$(53)
Fair value - 57.214% (2)	1,026
Incremental debt	(1,037)
Other debts and fees	138
NEWCO equity	$74

(1)          Represents 42.786% of OLDCO’s net book value as a surrogate for Bennett’s predecessor basis.

(2)          Represents OLDCO fair value of $1,793 from above at 57.214%.

Based on the application and interpretation above, the Company is of the view that the consensus reached in EITF Issue No. 88-16 is applicable to the Transactions and to the consolidated financial statements of NEWCO. Additionally, the historical consolidated financial statements of RGL (OLDCO) should reflect the new basis of accounting as a result of the application of pushdown accounting pursuant to SAB No. 54. An analysis of the opening equity of RGL and New Refco follows (in millions):

Units issued to Bennett valued at predecessor basis	$(53)
Less deemed dividend to Bennett (1)	(384)
Units valued at fair value issued to new investors for cash	511
New Refco equity	$74

1. The deemed dividend is computed as follows:	$1,037
Increase in leverage	(138)
Other debts and fees	899
Net increase
% of residual interest retained	42.786%
Deemed dividend	$(384)

Condensed Interim Financial Statements

101.                        Please revise to address the above comments on your annual financial statements as applicable.

The Company has complied with Staff’s comment and responsively addressed the comments to its annual financial statements where applicable in its interim financial statements.

102.                        Revise to provide tabular detail of your securities owned and securities sold, as well as the related gross gains and losses as noted in the above comment.

The Company supplementally advises the Staff that its existing accounting systems do not have the capability to track gains and losses on a gross basis for Securities owned and Securities sold by category and is unaware of any specific requirement to prepare such information. The Company would be unable to prepare such information without unwarranted or undue burden or expense. The Company does track gains and losses on a net basis by instrument for its principal transactions as provided in comment 84. See pages F-12 and F-46.

Exhibits And Financial Statement Schedules — Page II-2

103.                        Please revise to provide a schedule of valuation and qualifying accounts as of each balance sheet date as prescribed by Rule 12-09 of Regulation S-X. This schedule should include, but is not limited to, your allowance for doubtful accounts.

The Company has complied with the Staff’s comment and revised its disclosure accordingly. See page II-12.

Condensed Financial Information Of Refco Group Ltd., LLC (Parent Company Only)

104.                        Please revise your disclosures on page II-9 to more clearly describe how the trust preferred securities are treated in these parent-only financial statements. Revise to identify the date you redeemed the securities.

The Company has complied with Staff’s comment and has included further disclosures in Note B in the Notes to the Parent Company Only Financial Statements. See page II-10.

We would very much appreciate receiving the Staff’s comments, if any, with respect to Amendment No. 1 to the Registration Statement on Form S-4 as promptly as practicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler
Todd R. Chandler

EXHIBIT A

Unaudited Pro Forma Consolidated Balance Sheet
as of May 31, 2004
(in thousands)

		Adjustments for
		Asset			Acquisition
		Management	Cash		and Related		Deferred		Deemed
	Historical	Distribution (a)	Distribution		Financing		Taxes		Dividend		Pro Forma
Cash and cash equivalents	$224,116	(26,656)	(50,000	)(b)							$147,460
Cash and securities segregated under federal and other regulations
Cash and cash equivalents	1,436,072	0									1,436,072
Securities purchased under agreements to resell	41,831	0									41,831
Restricted cash	500,000	0	(500,000	)(b)							0
Securities purchased under agreements to resell	41,800,629										41,800,629
Deposits with clearing organizations and others	1,919,371										1,919,371
Receivables frombroker-dealers and clearing organizations	3,511,725										3,511,725
Receivables fromcustomers	2,290,621	(31,950)									2,258,671
Securities owned, at market or fair value	2,897,884										2,897,884
Memberships in exchanges, at adjusted cost	15,944	0			18,589	(c)					34,533
Goodwill	291,219	(141,611)			925,933	(d)	23,394 (h	)	(369,670)	(b)	729,265
Other intangible assets	87,674	(64,973)			566,268	(e)					588,969
Deferred financing costs	2,857				47,149	(f)					50,006
Other assets	209,166	(11,110)									198,056
Total assets	$55,229,109	(276,300)	(550,000)		1,557,938		23,394		(369,670)		$55,614,472

Liabilities

Short-termborrowings, including current portion of long- termborrowings	$68,000				(68,000	)(g)					0
Securities sold under agreements to repurchase	44,296,847										44,296,847
Payable to broker-dealers and clearing organizations	2,381,069										2,381,069
Payable to customers	5,911,001	(36,734)									5,874,267
Securities sold, not yet purchased, at market or fair value	1,376,488										1,376,488
Accounts payable, accrued expenses and other liabilities	192,649	(2,480)					23,394	(h)			213,563

Long-termborrowings	315,500				1,084,500	(g)					1,400,000

Subordinated debt	16,000				(16,000	)(g)					0
Total liabilities	54,557,554	(39,214)	0		1,000,500		23,394				55,542,234

Commitments and contingent liabilities

Membership interests issued by subsidiaries	455	0									455

Members’ equity	671,100	(237,086)	(550,000	)(b)	557,438 (b	)			(369,670	)(b)	71,783
Total liabilities and members’ equity	$55,229,109	$(276,300)	$(550,000)		$1,557,938		$23,394		$(369,670)		$55,614,472

The accompanying notes are an integral part of the unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

The following pro forma adjustments relate to the unaudited pro forma consolidated balance sheet as of May 31, 2004:

(a) Represents the financial position of the distributed Asset Management Business as of May 31, 2004 as derived from the unaudited management information of the Asset Management Business. Forstmann-Leff International Associates, LLC, which owns substantially all the assets of the Asset Management Business of the Group, was distributed to Refco Group Holdings, Inc., as part of the Transactions consummated on August 5, 2004. This distribution does not include the retained assets from our Asset Management business, Refco Alternative Investments, which have been retained and become part of our Derivatives Brokerage & Clearing business.

(b) Adjustments to members’ equity reflect the following items:

(i)            a decrease in equity as a deemed dividend of $369.7 million to reflect the carryover basis of the retained interest by the continuing management investors. This dividend represents the distribution in excess of the predecessor basis;

(ii)           an increase of $557.4 million to reflect the increase in equity related to the Acquisition and Related Financing adjustments, including the partial step-up of the net assets acquired and liabilities assumed of Refco; and

(iii)          a decrease in equity, restricted cash, and cash and cash equivalents resulting from the distribution of excess capital of $550.0 million.

The pro forma equity of $71.8 million as of May 31, 2004 is calculated as follows (in millions):

Equity investment by THL Refco Acquisition Partners and its affiliates and co-investors	$508.5
Investment by other members of management	2.0
Rollover equity interest of Phillip Bennett, through his continuing ownership interest in Refco Group Holdings, Inc, calculated as 42.9% of the historical net capital after the Asset Management and cash distributions	(69.0)
Deemed dividend	(369.7)
71.8

(c) Represents the step-up in the value of the memberships in exchanges of $18.6 million. The pro forma value is calculated as 42.9% of the predecessor book value of $15.9 million plus 57.1% of the fair value of $48.5 million. The fair value of the exchange memberships were assessed and calculated by an independent third party valuation firm.

(d) Represents the increase in goodwill of $579.6 million as a result of the Transactions being accounted for as a leveraged buyout, as described above. The increase represents:

•                                                  an increase in goodwill of $925.9 million due to the Acquisition and Related Financing adjustments;

•                                                  an increase in goodwill of $23.4 million related to the recognition of the deferred tax liability as discussed in Note (h); and

•                                                  a decrease in goodwill of $369.7 million due to the deemed dividend as discussed in Note (b) (i).

(e) Represents the step-up in the value of customer relationships of $318.2 million, trade names of $247.1 million and technology of $1.0 million, calculated as 42.9% of the predecessor basis book value and 57.1% of the fair value. The fair values of customer relationships, trade names and technology were valued to be $580 million, $435 million and $1.8 million, respectively. The fair values of these assets were assessed and calculated by an independent third party valuation firm.

(f) Represents a net increase of $47.2 million in deferred financing costs, consisting of an increase of $50.0 million due to the capitalization of the debt issuance costs in connection with the issuance of the old notes together with the new senior credit facility, offset by the remaining financing-related fees of the existing unsecured senior notes of $2.8 million. For purposes of this presentation principal underwriting fees of senior subordinated notes estimated at $15 million have been capitalized.

(g) Represents indebtedness expected to be incurred, net of existing indebtedness in connection with the Transactions, as follows:

(in thousands)
Existing credit facility	$—
Existing unsecured senior notes—current	68,000
—long-term	315,500
Existing subordinated debt	16,000
Total existing debt	399,500

New revolving credit facility	—
New senior term loans	800,000
New senior subordinated notes	600,000
Total debt expected to be incurred	1,400,000

Total adjustment to debt as a result of the Transactions	$1,000,500

Certain prepayment penalties were incurred due to the early repayment of the existing debt. These penalties are paid from the proceeds of the offering and are included in the computation of goodwill.

(h) Represents the adjustment to deferred taxes for the temporary differences resulting from the difference between the portion of basis carried over for book purposes and the fair value amount representing that portion of the assets’ tax basis. We have elected to be treated as a partnership for federal income tax purposes, as defined in the regulations, and we therefore do not provide for Federal income taxes related to our operating results. The provision for deferred taxes relates to income taxes for New York City Unincorporated Business tax of 4%. The deferred tax adjustment is calculated as the temporary differences of memberships in exchanges, customer relationships, trade names and technology of $584.9 million in aggregate, multiplied by 4%. The total pro forma deferred tax adjustment of $23.4 million resulting from these temporary differences has been included in goodwill.

EXHIBIT B

•               THL Refco Acquisition Partners and affiliates of THL Refco Acquisition Partners and co-investors purchased a portion of Refco Group Ltd, LLC's voting membership interests then held by Refco Group Holdings, Inc., one of two holders of Refco Group Ltd, LLC's membership interests at that time, for an amount of cash equal to $507.0 million;

•               BAWAG Overseas, Inc., the other holder of Refco Group Ltd, LLC's membership interests at that time, merged with and into a wholly owned subsidiary of Refco Group Holdings, Inc., and all of the membership interests acquired in the merger were distributed as a dividend to Refco Group Holdings, Inc.;

•               Refco Group Ltd, LLC distributed $500.0 million in cash and all of the equity interests of Forstmann-Leff International Associates, LLC, which at that time owned substantially all the assets of Refco Group Ltd, LLC's Asset Management business, to New Refco. New Refco thereafter distributed these assets to Refco Group Holdings, Inc., an entity that was then owned by Tone Grant and Phillip Bennett and that is now wholly owned by Phillip Bennett;

•               each outstanding membership interest acquired by Refco Group Holdings, Inc., in connection with the merger of BAWAG Overseas, Inc. with and into a wholly owned subsidiary of Refco Group Holdings, Inc., was exchanged for one Class A Unit of New Refco;

•               each outstanding voting membership interest held by Refco Group Holdings, Inc., in connection with its rollover equity investment, was exchanged for one Class A Unit of New Refco;

•               each outstanding voting membership interest held by Refco Group Holdings, Inc. that was not exchanged for a Class A Unit (as described above) was converted into the right to receive cash equal to the quotient determined by dividing approximately $2.3 billion (subject to certain adjustments), by the total number of our membership interests outstanding immediately prior to the effective time of the contribution;

•               each membership interest purchased by THL Refco Acquisition Partners and its affiliates and co-investors was exchanged for one Class A Unit; and

•               Refco Finance Holdings LLC merged with and into Refco Group Ltd, LLC, with Refco Group Ltd, LLC as the surviving entity.

Pre-Acquisition Refco Structure

BAWAG		Refco Group
Overseas, Inc.		Holdings, Inc.

Refco Group Ltd., LLC

Subsidiaries

2

Purchase of Interests in Refco by THL

Affiliates

			THL GP #1	THL GP #2	THL GP #3

BAWAG Overseas, Inc.		Refco Group Holdings, Inc.		Cash	New Refco Membership Interests

Refco Group Ltd., LLC

Subsidiaries

3

BOI Merger

Alinea		Refco Group
Holding GmbH	Cash	Holdings, Inc.

Distribution of New
Refco Interests
BAWAG
Overseas, Inc.	Merger	RGHI Sub

4

Distribution of Unrelated Assets

Refco Group	THL GP #1	THL GP #2	THL GP #3
Holdings, Inc.

Cash and Asset		Refco Group Ltd., LLC
Manager Entities

Subsidiaries

5

Acquisition of Refco by New Refco

THL GP # 1	THL GP # 2	THL GP # 3	Refco Group Holdings, Inc.

Refco Membership Interests	New Refco Membership Interests	New Refco Membership Interests and Cash	Refco Membership Interests

New Refco

6

FinanceCo Merger

Refco Group Holdings, Inc.

THL GP # 1	Cash

THL GP # 2	New Refco

THL GP # 3	Cash

	Refco Group Ltd., LLC	Merger	FinanceCo

Subsidiaries

7

Post-Acquisition Structure

Refco Group

New Refco	THL GP #1	THL GP #2	THL GP #3

Refco Group Ltd., LLC			Creditors

Subsidiaries

8